ANNUAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 11, 2017 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 11, 2017. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2, 3, and 4 below:

1.	Election of Directors

Each of the eight nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	80,967,574	96.34	3,078,246	3.66
Delores M. Etter	76,846,512	91.43	7,199,308	8.57
Anthony P. Franceschini	79,498,676	94.59	4,547,144	5.41
Robert J. Gomes	83,457,562	99.32	570,258	0.68
Susan E. Hartman	74,531,774	88.68	9,514,046	11.32
Aram H. Keith	81,595,409	97.08	2,450,411	2.92
Donald J. Lowry	76,662,724	91.22	7,383,096	8.78
Marie-Lucie Morin	76,801,810	91.37	7,254,010	8.63

2.	Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
76,218,683	90.69	7,827,137	9.31

3.	LTIP Reserve Amendment

Shareholders approved an amendment to the Company’s Long-Term Incentive Plan to replenish and increase the maximum number of common shares of Stantec available for settling awards granted under the plan as described more particularly in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
66,726,309	79.39	17,319,511	20.61

4.	Non-binding Advisory Vote on Executive Compensation

On an advisory basis the Shareholders accepted the Company’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
72,766,623	86.58	11,279,197	13.42